Exhibit 99.1

Company announcement – No. 75/ 2021

Zealand Pharma Announces Seven-Year, $200 Million Financing Agreement with Oberland Capital

•	Agreement includes an upfront payment of $100 million in exchange for a 7-year, interest-only secured note
•	The non-dilutive debt facility will support continued development of clinical pipeline, including additional indications for dasiglucagon and glepaglutide, as well as earlier stage pipeline investigating unmet needs in obesity and inflammatory diseases

Copenhagen, DK and Boston, MA, U.S. December 14, 2021 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078,) a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, today announced a financing agreement with Oberland Capital Management LLC (“Oberland Capital”). The agreement includes an upfront payment of $100 million in exchange for a 7-year, interest-only secured note (the “Secured Note”).

In addition to the $100 million upfront payment, Zealand will receive the following:

•	$50 million in exchange for an additional note with terms and conditions consistent with the Secured Note, available at Zealand’s option any time prior December 31, 2023, following receipt of approval of glepaglutide for the treatment of short bowel syndrome (SBS) by the Food and Drug Administration;
•	Up to $50 million in exchange for an additional note on terms to be mutually agreed upon, available at Zealand’s option any time prior to June 30, 2023, to acquire products and/or companies;
•	The interest rate for the Secured Note is 6.0% plus 3-month LIBOR or 0.25%, whichever is greater
•	Oberland Capital will also receive a low single-digit royalty obligation on net sales during the term of the agreement.

“This new funding from Oberland Capital enables us to continue to selectively invest in our robust clinical-stage pipeline, which includes multiple programs in Phase 3 trials across a range of metabolic and gastrointestinal diseases, as well as in our pre-clinical pipeline,” said Matthew Dallas, Senior Vice President and Chief Financial Officer at Zealand Pharma. “Importantly, in addition to the initial $100 million upfront payment, a further $50 million becomes available on the potential approval of glepaglutide for the treatment of SBS, where we anticipate Phase 3 pivotal trial results in Q3 of 2022.”

“We are delighted to support Zealand in its mission to develop and commercialize medicines for patients in need of new treatments for metabolic and gastrointestinal diseases,” said William Clifford, Partner at Oberland Capital. “The Zealand team has a clear mission of delivering five commercialized products by 2025, aiming to change the lives of patients, and we are excited to partner with them on this path forward.”

About Oberland Capital

Oberland Capital, a private investment firm with over $2.25 billion in capital commitments since inception, is focused exclusively on investing in the global healthcare industry and specializes in flexible investment structures customized to meet the specific capital requirements and strategic objectives of its transaction partners. Oberland Capital’s broad suite of financing solutions includes monetization of royalty streams, acquisition of future product revenues, creation of project-based financing structures, and investments in traditional debt and equity. With a combination of deep industry knowledge and extensive structured finance experience, the Oberland Capital team has a history of creating value for its transaction partners.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statement

This press release contains “forward-looking statements”, as that terms is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products. These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, the occurrence of adverse safety events; risks of unexpected costs or delays; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may fail to approve or may delay approval of our drug candidates or expansion of product labeling; failure to obtain regulatory approvals in other jurisdictions; product liability claims; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

For further information, please contact:

Zealand Pharma Investor Relations

Maeve Conneighton

Argot Partners

investors@zealandpharma.com

Zealand Pharma Media Relations

David Rosen

Argot Partners

media@zealandpharma.com